

Mail Stop 4561

December 20, 2017

Lim Chun Hoo
Chief Executive Officer
Ho Wah Genting Group Limited
Wisma Ho Wah Genting, No. 35
Jalan Maharajalela,
50150 Kuala Lumpur, Malaysia

> **Re:** **Ho Wah Genting Group Limited**
> **Form 10-K for the fiscal year ended December 31, 2016**
> **Filed April 17, 2017**
> **File No. 333-199965**

Dear Mr. Hoo:

We issued comments to you on the above captioned filing on November 28, 2017. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 5, 2018.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Amanda Kim, Staff Accountant, at (202) 551-3241 if you have any questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services